August 29, 2025

Jeffrey Magids
Vice President and Chief Financial Officer
Berry Corp
16000 Dallas Parkway, Suite 500
Dallas, Texas 75248

       Re: Berry Corp
           Form 10-K for Fiscal Year Ended December 31, 2024
           Filed March 13, 2025
           File No. 001-38606
Dear Jeffrey Magids:

       We have reviewed your August 21, 2025 response to our comment letter and have the following comment.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.
Unless we note otherwise, any references to prior comments are to comments in our July 25,
2025 letter.

Form 10-K for the Fiscal Year Ended December 31, 2024
Supplemental Oil & Natural Gas Data (Unaudited)
Standardized Measure of Discounted Future Net Cash Flows, page 162

1. We note your response to prior comment 6 and the proposed disclosure revisions to your future filings, beginning with the 2025 Form 10-K. Please expand the footnotes accompanying the presentation of the standardized measure to clarify and disclose the
       dollar amount of the expenses included in the    future production costs
   line item
       relating to the CARB Program. Refer to the disclosure requirements in FASB ASC
       932-235-50-36.
 August 29, 2025
Page 2

       Please contact John Hodgin at 202-551-3699 if you have questions regarding the engineering comment. Please contact Craig Arakawa, Branch Chief, at 202-551-3650 with any other questions.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Energy &
Transportation